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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 13E-3

                        RULE 13e-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)
                               (AMENDMENT NO. 9)

                            DIGITAL LINK CORPORATION

                              (Name of the Issuer)

                                   DLZ CORP.
                                  VINITA GUPTA
                               NARENDRA K. GUPTA
                        GUPTA CHILDREN'S TRUST AGREEMENT
                     NARENDRA AND VINITA GUPTA LIVING TRUST
                     THE NAREN AND VINITA GUPTA FOUNDATION

                    (Name of the Person(s) Filing Statement)

                      COMMON STOCK, NO PAR VALUE PER SHARE

                         (Title of Class of Securities)

                                  253856 10 8

                     (CUSIP Number of Class of Securities)

                            ------------------------

                                  VINITA GUPTA
                                   DLZ CORP.
                                P.O. BOX 620154
                        WOODSIDE, CALIFORNIA 94062-0154
                                 (408) 745-4550
            (Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                            ------------------------

                                   COPIES TO:

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
          CHRISTOPHER KAUFMAN, ESQ.                          DAVID HEALY, ESQ.
              Latham & Watkins                              Fenwick & West LLP
           135 Commonwealth Drive                          Two Palo Alto Square
        Menlo Park, California 94025                    Palo Alto, California 94306
               (650) 328-4600                                 (650) 494-0600
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    DLZ Corp., a California corporation ("Purchaser") hereby amends and supplements its Rule 13e-3 Transaction Statement on Schedule 13E-3 (the
"Schedule 13E-3"), filed with the Securities and Exchange Commission on
September 10, 1999, with respect to the offer to purchase any and all of the shares of Common Stock, no par value per share, of Digital Link Corporation, a
California corporation, for a purchase price of $10.30 per share upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal. Capitalized terms not defined herein have the meaning ascribed to them in the Schedule 13E-3.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS

    Item 3 of the Schedule 13E-3 is hereby amended and supplemented by incorporating by reference the disclosure set forth in paragraph 2 of Item 16, below.

ITEM 16. ADDITIONAL INFORMATION.

    1. Item 16 of the Schedule 13E-3 is hereby amended and supplemented by the following:

    On November 1, 1999, Purchaser issued a press release, a copy of which is attached hereto as exhibit (d)(15) and is incorporated herein by reference, relating to the increase in the per share purchase price from $10.30 to $10.85, and the extension of the Offer until 12:00 midnight, New York City Time, on Friday, November 15, 1999.

    2. Item 16 of the Schedule 13E-3 is hereby amended and supplemented by amending and supplementing the Offer to Purchase, previously incorporated by reference to Item 10(f) of the Schedule 14D-1, as follows:

    Purchaser determined to increase the tender offer price following contacts between representatives of the Purchaser and representatives of Kopp Investment Advisors, Inc., a registered investment advisor ("Kopp"). Purchaser believes that Kopp is the largest institutional owner of Shares and according to the latest publicly available report on Form 13F filed by Kopp and its affiliates, as of June 30, 1999, such entities collectively beneficially owned 762,025 Shares or approximately 9.4% of the outstanding Shares. On October 29, 1999, representatives of Kopp indicated to representatives of Purchaser that Kopp was prepared to tender all of the Shares beneficially owned by it if the Offer Price were increased to $10.85 per share. On November 1, 1999, representatives of the Purchaser contacted Kopp and informed Kopp that the Purchaser had announced an increase in its offer for the Shares to $10.85 per Share.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

    Item 17 of the Schedule 13E-3 is hereby amended and supplemented by the following:

    (d)(15) Press Release dated November 1, 1999.
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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Dated: November 1, 1999
                                                       DLZ CORP.

                                                       By:               /s/ VINITA GUPTA
                                                            -----------------------------------------
                                                                       Name:  Vinita Gupta
                                                              Title:  President and Chief Executive
                                                                             Officer

                                                       GUPTA CHILDREN'S TRUST AGREEMENT

                                                       By:               /s/ VINITA GUPTA
                                                            -----------------------------------------
                                                                       Name:  Vinita Gupta
                                                                         Title:  Trustee

                                                       By:            /s/ NARENDRA K. GUPTA
                                                            -----------------------------------------
                                                                     Name:  Narendra K. Gupta
                                                                         Title:  Trustee

                                                       NARENDRA AND VINITA GUPTA LIVING TRUST

                                                       By:               /s/ VINITA GUPTA
                                                            -----------------------------------------
                                                                       Name:  Vinita Gupta
                                                                         Title:  Trustee

                                                       By:            /s/ NARENDRA K. GUPTA
                                                            -----------------------------------------
                                                                     Name:  Narendra K. Gupta
                                                                         Title:  Trustee

                                                       THE NAREN AND VINITA GUPTA FOUNDATION

                                                       By:               /s/ VINITA GUPTA
                                                            -----------------------------------------
                                                                       Name:  Vinita Gupta
                                                                         Title:  Trustee

                                                       By:            /s/ NARENDRA K. GUPTA
                                                            -----------------------------------------
                                                                     Name:  Narendra K. Gupta
                                                                         Title:  Trustee

                                                                      /s/ VINITA GUPTA
                                                        ---------------------------------------------
                                                                        Vinita Gupta

                                                                    /s/ NARENDRA K. GUPTA
                                                        ---------------------------------------------
                                                                      Narendra K. Gupta
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